UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2021

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sub: Outcome of Board Meeting – January 29, 2021

The Board of Directors of the Company at their meeting held on January 29, 2021, have considered and approved the Unaudited Consolidated and Standalone Financial Results of the Company for the Third Quarter and Nine Months ended December 31, 2020.

In this regard, please find enclosed herewith the following:

1.	The Unaudited Consolidated and Standalone Financial Results of the Company for the Third Quarter and Nine Months ended December 31, 2020 (‘Financial Results’); Exhibit 99.1

2.

Limited Review Report for Financial Results from our Statutory Auditors, M/s S.R. Batliboi & Co. LLP, Chartered Accountants in terms of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015; Exhibit 99.2

3.	A Press Release in respect to the Financial Results; Exhibit 99.3

4.	Investor Presentation on the Financial Results. Exhibit 99.4

5.

The Board of Directors, on recommendation of Nomination and Remuneration Committee of the Company, have considered and approved the appointment of Ms. Padmini Somani (DIN: 00046486) as an Additional Director designated as Non-Executive Independent Director on the Board of the Company for a 1st term of 2 years effective from February 5, 2021 till February 4, 2023, subject to the approval of the Shareholders of the Company at the next Annual General Meeting.

Ms. Somani with her prolific skill set and experience in corporate social responsibility will be an incredible asset to the Board as we remain committed to reinvest in the social good of our neighbourhood communities and nation.

Ms. Somani is not related inter-se in terms of Section 2(77) of the Companies Act, 2013 read with Rule 4 of The Companies (Specification of definition details) Rules, 2014 with any of the Directors of the Company.

Also, in compliance with SEBI Regulations, this is to confirm that Ms. Somani has not been debarred from holding office of director by virtue of any SEBI order or any other authority.

A brief profile of Ms. Somani is enclosed herewith. The same shall also be considered as compliance with Regulation 30 of the SEBI Listing Regulations; Exhibit 99.5

We request you to kindly take the above information on record.

Forward looking statement:

In addition to historical information, this Form 6K and the exhibits included herein contain forward-looking statements within the meaning of Section 27A of the Securities Act, of 1933, as amended, and Section 21E of the Securities Exchange Act, 1934, as amended. The forward looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20F dated September 15, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s analysis only as of the date of the exhibits to this Form 6K. In addition, you should carefully review the other information in our Annual Report and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on the SEC’website,www.sec.gov.

Exhibits

Exhibit 99.1 -	The Unaudited Consolidated and Standalone Financial Results of the Company for the Third Quarter and Nine Months ended December 31, 2020 (‘Financial Results’);

Exhibit 99.2 -

Limited Review Report for Financial Results from our Statutory Auditors, M/s S.R. Batliboi & Co. LLP, Chartered Accountants in terms of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015;

Exhibit 99.3 -	A Press Release in respect to the Financial Results;

Exhibit 99.4 -	Investor Presentation on the Financial Results.

Exhibit 99.5 –	Brief Profile of Ms. Somani

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2021

VEDANTA LIMITED

By:	/s /Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer